UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: June 30, 2003

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☒ Transition Report on Form 10-QSB ☐ Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

STRATEGIC INTERNET INVESTMENTS, INCORPORATED
(Full Name of Registrant)

THE OHIO & SOUTHWESTERN ENERGY COMPANY
(Former Name if Applicable)

SUITE 450, 650 WEST GEORGIA STREET
(Address of Principal Executive Office)

VANCOUVER, BRITISH COLUMBIA, CANADA V6B 4N8
(City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company hereby requests an extension to August 19, 2003 for the filing of its Quarterly Report on Form 10-QSB for the period ended June 30, 2003. The reason for the request for the extension is that the Company's auditors have not been able to schedule time for the review of the financial statements due to summer vacations. The financial statements were completed this week and sent to the auditors for review. The auditors have advised that it is unlikely the full review process can be completed by the filing deadline. Therefore, the Company requires the additional time to file the Form 10-QSB for the period ended June 30, 2003

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Ralph Shearing	604	684-8662
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STRATEGIC INTERNET INVESTMENTS, INCORPORATED
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2003	By	/s/ Ralph Shearing Ralph Shearing President